BTCS INC.

9466 Georgia Avenue #124

Silver Spring, MD 20910

January 29, 2021

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:	BTCS Inc.
Registration Statement on Form S-1
File No. 333-252511

Ladies and Gentlemen:

In accordance with Rule 461 promulgated pursuant to the Securities Act of 1933, BTCS Inc. is hereby requesting that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:30 p.m. on February 1, 2021, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Brian Bernstein, our legal counsel at (561) 266-4200.

Very truly yours,

/s/ Charles W. Allen
Charles W. Allen
Chief Executive Officer

cc:
Brian S. Bernstein, Esq.
Michael D. Harris, Esq.